
May 9, 2011

Douglas A. Larson
President
Eldorado Artesian Springs, Inc.
1783 Dogwood Street
Louisville, Colorado 80027

> **Re:** **Eldorado Artesian Springs, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 26, 2010**
> **File No. 000-18235**

Dear Mr. Larson:

We have reviewed your letter dated April 14, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Certain Relationships and Related Transactions, page 11

1.   We have reviewed your response to comment three in our letter dated March 15, 2011 and, in particular, your statement that you will make disclosures in future filings as appropriate and required. Please confirm to us that you intend to report the personal benefit to Mr. Larson, being the difference between the outstanding amount of the note at the time of default and the value of the pledged shares transferred to the company at the time of default, as other compensation to Mr. Larson and provide us with your proposed disclosure. Alternatively, please provide us with your analysis as to why this is not properly reported as compensation to Mr. Larson. Refer to Item 402(n) of Regulation S-K. Please also confirm that you intend to disclose the Company's receipt of these shares from Mr. Larson in your next Form 10-K. Refer to Item 5(c) of Form 10-K and Item 703 of Regulation S-K. For additional guidance, please also refer to our Regulation S-K Compliance & Disclosure Interpretation 249.02 available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director